NO ACT

PE
12-09-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013192

Received SEC

JAN 06 2010

Washington, DC 20549

January 6, 2010

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-6-10

Re: Bank of America Corporation
Incoming letter dated December 9, 2009

Dear Mr. Gerber:

This is in response to your letter dated December 9, 2009 concerning the shareholder proposal submitted to Bank of America by Emil L. Bereczky. We also have received a letter from the proponent dated December 26, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 9, 2009

The proposal requests that the board take appropriate action to terminate Bank of America's acceptance of matricula consular cards for identification when providing banking services.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations. In this regard, we note that the proposal relates to the form of identification that Bank of America customers must provide in order to receive banking services. Proposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

December 28, 2009
Mailed

Mr. Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2009

Tel.:
FAX: *** FISMA & OMB Memorandum M-07-16 ***

Re: Stockholder Proposal
Submitted by Emil L. Bereczky
Rule 14a - 8
File No. 46123.74
A. A. Gerber - B of A

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

I am Emil L. Bereczky, the Proponent of subject Proposal. I have no training or significant experience in the field of law but have done some research recently in the area of stockholder proposals. I trust that this letter will be adequate to allow the SEC to deny the Bank's request for non-enforcement action.

I have 2255 shares that were purchased in 2003 through 2005. I have suffered $52,067. loss and a reduction of dividend from $1.60 to $ 0.04. Obviously, the Bank has made several poor decisions and did not control risk adequately. According to Mr. K. Lewis, CEO, "I am disappointed in how we have managed credit risk...Repercussions of the recession and overly risky lending would persist" A correct assessment.

My proposal is meant to be helpful while highlighting a segment of overly risky lending component, namely to illegal alien residents. They can not be legally employed by anyone. Thus, they could lose their jobs and income due to I.C.E. action.

The Bank's request for non-enforcement references SEC Rules 14a - 8 and 14a - 9, in support of its request.

It is clear, however, that Rule 14a - 8 has some flexibility that can and should be applied in this case. Rule 14a 9 requirements are not met by the Bank's request because the Proponent's information is accurate and due to the Bank's extensive inaccurate and misleading claims that in some cases does not even meet the "reasonable person's" test.

1. a. Counsel for the Bank states: The Corporation may omit the Proposal pursuant to rule 14a - 8 (i)7 because it deals with a matter relating to the Corporation's ordinary business operations."

I respond with this quote from SEC Bulletin No. 14A:
"The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues...generally would not be considered to be excludable because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote: The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Clearly, my proposal meets this test as it focuses on financial, social, economic, immigration alien residency and political issues. One should also consider the major impact that the Bank's actions and policies have on its competitors and all customers. This proposal transcends day-to-day business matters and therefore easily meets the requirements of Bulletin 14A.

l. b. Additionally, the Bank 's 2009 Prospectus included a proposal, Exhibit l, titled "Predatory Credit Card Lending Practices." This proposal deals with ordinary business operations and is not unlike my Proposal. The Bank has included it in the 2009 prospectus. What is the difference?

By accepting this credit card related proposal, the Bank has clearly and conclusively forfeited any and all rights to exclude similar "every-day business" related proposals." Cherry picking" should not be permitted. As a result of the foregoing, the Corporation's request for "not recommending enforcement action" for emitting my proposal on the basis of 14a - 8 (i)7 should be denied.

2. Starting on Page 8 of Counsel's Argument.
<u>Application of Rule 14a - 8 (I) (3) and Rule 14a - 9</u>
Counsel states: "The Corporation may omit the Proposal pursuant to Rule 14a - 8 (I)3 because the supporting statement is false and misleading, in violation of rule 14a - 9."

This is wishful thinking on Counsel's pact. Furthermore and importantly, this request is an unqualified abuse of the intent of these rules.
It should be noted in SEC staff Legal Bulletin No. 14B (CF), paragraphs 3 and 4 that rule 14a - 8 (I) (3) has been abused by Companies beyond its original intent "as many Companies have begun to assert deficiencies in virtually every line of a proposal's supporting statement as means to justify exclusion of the proposal in its entirety."

This abuse of subject rule's intent by the Bank is clearly evident in this case. To make matters more confusing and worse, the Bank takes great liberties with the information presented in the Proposal to justify its risky, and untenable position.

Please, note that "rule 14a - 8 (g) makes clear that the Company bears the burden of demonstrating that a proposal or statement may be excluded Statements, or "misunderstandings," taking information out of context <u>do not create</u> facts and should not be replied on.

It should also be noted in Bulletin 14B that "The Company is not responsible for the contents of (the shareholder proponent's) proposal or supporting statement." This Bulletin states "We believe that it is appropriate under rule 14a - 8 for companies to address these objections in their statement of opposition." This is what Bank of America should do and held to by the SEC.

Subject Proposal contains some "inconvenient truths" that the Bank apparently does not want the stockholders to know. To this end, the Bank has claimed inappropriate application of Rules 14a - 8 (I) (7), and 14a - 8 (I) (3). It even resorts to misleading, inaccurate or downright false statement(s) in supporting their claim of Rule 14a - 9 violation.

Please refer to Appendix A for detailed rebuttal.

Conclusion:
On the basis of the foregoing information, discussion and rebuttal presented in Appendix A, it is requested that the Bank's request for "no action" be denied.

Should you need additional information, please do not hesitate to request same.

Sincerely,



Emil L. Bereczky

Enclosures:
cc: A.A. Gerber
T. M. Brenner

Epilogue:
I recall that early this year incoming chairman M. Schapiro testified before congress about planning to make the SEC more investor friendly.

My proposal addresses important issues that are widely debated in Public and Political sectors, as well as risks to the Bank. Please review and consider my arguments carefully and do not permit the Bank to take advantage using dubious information, misstatements, or misleading, inappropriate statements, or conclusions.

Small investors - among others - have the interest of stockholders at heart and need to be heard. Even if they can not afford hordes of attorneys to make their case.

ELB/cb

Appendix A

The following section refutes several inaccurate and misleading allegations of Counsel in Portion 2 of his letter to the SEC.

*Counsel: The Corporation may omit the Proposal pursuant to Rule 14a - 8 (I) (3) because the supporting statement is false and misleading in violation of Rule 14a - 9.

"The Bank follows all federal laws relating to identification requirements for new customers and does not market its services to undocumented individuals.

Counsel statement is ridiculous and is patently wrong in its entirety. The Bank actively markets its services to undocumented individuals. Please refer to Exhibit 1, Paragraph 4 and others that are highlighted. The sum total of the highlighted portions is that the Bank does actively market to illegal residents. There is no other interpretation by any reasonable person. There will be more discussion of this further.

*Counsel: "Further, the Proponent wrongly draws the conclusion that all individuals using matricula consular cards are illegal aliens." Counsel's statement is inaccurate because the Proponent believes that most of these people with few exception are illegal residents. There is no other interpretation by any reasonable person. There will be more discussion of this further.

*Counsel: "Further, the Proponent wrongly draws the conclusion that all individuals using matricula consular cards are illegal aliens." Counsel's statement is inaccurate because the Proponent believes that most of these people with few exceptions are illegal residents. Legal residents have no need for matricula cards because they have U.S. Government issued documents or other appropriate "recognition."

*Counsel: ITIN is a tax processing number that is issued by the Internal Revenue Service to non-permanent residents and non-resident aliens who do not have and are not eligible to obtain a social security number."

Excellent statement by Counsel! Individuals, who have an ITIN number and matricula cards have proven that they are likely to be illegal alien residents without having valid entry and residency permits from the Federal Government. Otherwise they could produce these "Federal documents" to the Bank, etc.

*The Bank accepts utility bills and similar documents to open accounts. These are unsecure, meaningless documents for identification or proof of legal residency.

*Counsel: "Finally, the proponent bases his argument that the acceptance of matricula consular cards is illegal on statements made by Steve Mc Craw, Assistant Director of the office of Intelligence "(FBI)," before the House Judiciary Subcommittee on Immigration, Border Security and Claims on Consular ID Cards, on June 26, 2003, while Mr. Mc Craw highlights his concerns

regarding matricula consular cards, his opinion does not make acceptance of the cards, which are an acceptable form of identification under law illegal."
Counsel's statement is totally wrong as he misstates my Proposal. Lets refer to my Proposal: "He (Mr. Mc Craw) stated that matricula consular cards are primarily used by illegal aliens. Moreover, he stated that these cards are not a reliable form of identification because these are no means of verifying the true identity of the holder," where is my purported claim about Mr. Mc Craw, saying anything about legality in the quote??

Counsels claim is wrong and patently false. I have referenced Mr. Mc Craw's statements to highlight widespread concerns about the security of these cards. Many others expressing similar concerns are Congressmen, bank executives, general public and even the local Hispanic community.

Obviously, Counsel needs to reread my Proposal to fully understand it and retract his erroneous claim.
*Counsel: "In addition, the Proponent cites a statement allegedly made by one of the Corporation's regional executive in the Los Angeles Times," (Refer to Exhibit l). "The Proponent quotes the executive as stating the following: " These are customers now (referencing primarily to illegal residents) and most importantly for the future..." The executive was not referring to illegal aliens. The Proponent's gross mischaracterization of the statement should also result in the exclusion of the Proposal under Rule 14a - 8 (I) (3), Counsel conveniently misinterprets the information and draws incorrect, unreasonable conclusions that would tax the credulity of even "an average reasonable person."

Lets consider additional portions of this report in the newspaper. "It is a problem" (to establish credit records) "Common in many U.S. cities, especially ones <u>with large numbers of illegal immigrants,</u> who do not have paperwork..." (Read U.S. Government issued immigration, residency, social security, etc., documents) "to open an account."

The Times article concludes with "Instead of a social security number, the participating banks..." (Bank of America referenced elsewhere) "will accept other forms of identification, such as consular ID's issued by Mexico" and other countries.

After reading this article and access to widely available information, it is obvious to any reasonable person that the Bank wishes to provide services at a discount (!) to illegal alien residents. These people have no U.S. Government documents to allow residency or to work. They have committed a felony when crossing the border and/or with their residency. <u>It should be noted that aiding felons in any manner is also a felony and is against Federal Law.</u>

Again, as proved previously, unfavorable information is mischaracterized to favor the Bank by Counsel. This request to exclude my Proposal on the basis of Rule 14a - 8 (I) 3 and Rule 14a - 9 is undefensible and should be denied. It should also be noted that the Bank is not responsible for the contents of Proposals, according to Bulletin 14B. Any errors should be contested by the Company in their prospectus per 14B.

*Counsel: "Further the Proponent erroneously argues in the supporting statement that the identification of an individual or his/her immigration status creates additional credit risk. This is simply untrue...All borrowers have the potential to lose their jobs at any time...The statement's reasoning is false and misleading."

Counsel's reasoning does not agree with the observed facts, Exhibit 3 (In this example alone (3), 1800. illegal aliens have lost their jobs. Illegal alien residents do have a higher chance of losing Jobs than legal residents. This possibility is amply illustrated in these Times articles, Exhibit 3.

In addition, please note that illegal aliens__
l. Cannot be legally employed by anyone.
2. They can lose their jobs overnight to the actions of I.C.E. (Immigration Control and Enforcement). Or even to employers' concern on this account.
3. Can be deported quickly as tens of thousands have been.

We have clearly demonstrated that illegal residents face a much greater chance of losing their jobs than legal residents. Many have little education and limited language skills, making finding new employment more difficult. These facts result in greater financial risk to the Banks and its stockholders.

Counsel's argument on this count is also proven to be inaccurate, misleading, and without merit. It is useful to note that when I.C.E. decides to enforce the "no aiding and abetting" to criminals provision of the federal law, Bank executives and others may face fines and/or jail time. These sanctions have been employed at several companies that employed illegal alien residents.

Summary: The Proponent has conclusively demonstrated that the information he presented are true, appropriate, and correct. Furthermore, the SEC rules cited by the Proponent are satisfied. Counsel's arguments have been refuted as inaccurate and frequently misleading in many respects. Further, several important conclusions reached by Counsel are inappropriate, inaccurate, and misleading.

The Proponent believes that Counsel's request to exclude his proposal according to Rules 14a - 8(I) (3) and 14a - 9 is wrong, and unreasonable because of Counsel's inaccurate and misleading arguments and should be dismissed.

ELB/cb

EXHIBIT 1

From Bank of America (Proxy) Notice of 2009 Annual Meeting of Stockholders, on April 29, 2009

Pages 53 and 54.

ITEM 9: STOCKHOLDER PROPOSAL REGARDING PREDATORY CREDIT CARD LENDING PRACTICES

The Corporation has received the following stockholder proposal from Domini Social Investments, 536 Broadway, 7th Floor, New York, New York 10012, as co-lead filer, and the Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, Pennsylvania 19014, as co-lead filer. According to information provided to the Corporation by Domini Social Investments, Domini Social Investments owned 455,200 shares of our Common Stock as of the date the proposal was submitted to the Corporation. According to information provided to the Corporation by the Sisters of St. Francis of Philadelphia, the Sisters of St. Francis of Philadelphia owned at least $2,000 worth of our Common Stock as of the date the proposal was submitted to the Corporation. For information on additional co-filers, please contact the Corporation at 980.386.7483.

Predatory Credit Card Lending Practices

Whereas:

Our company is one of the nation's largest credit card issuers, with tens of billions of dollars in outstanding credit card loans to consumers.

Amid the economic uncertainty sparked by the sub-prime mortgage crisis, some banks are turning to their high-margin credit card divisions to help offset their losses elsewhere.

In the wake of declining home values and the inability to tap into this source of funds, many Americans are turning to credit cards as a last source of capital to get them through difficult times.

According to the Federal Reserve Statistical Release, revolving debt as a percentage of total debt in US households is dramatically increasing and credit card loans are at their highest delinquency rates since 1993.

The sub-prime borrowing class is the most profitable market segment for credit card issuers, and most vulnerable to predatory practices.

Sub-prime consumers, specifically those with FICO credit scores less than 660, are often targeted with "fee harvesting" cards. These cards, which typically carry a limit of no more than $500, can cost borrowers up to half or more of their credit limit simply in activation and maintenance fees, while positioning the cardholder to unknowingly incur late, over-the-limit and other fees.

Based on an October 2008 report by Innovest, 30% of our company's credit card accounts are classified as sub-prime.

Aggressive and questionable marketing to teenagers and college students – often using poor lending criteria – has contributed to a rise in undergraduate credit card debt from an average of $2,169 in 2004 to $8,612 in 2006.

Provisions such as universal default, sometimes known as risk-based pricing, unfairly penalize borrowers with higher rates on accounts where they have never missed a payment.

Typical credit card practices such as bait and switch marketing, changes of mailing address, delayed billing, hidden fees and unintelligible cardholder agreements hurt consumers.

Resolved: That the shareholders request the Board of Directors to complete a report to shareholders, prepared at reasonable cost and omitting proprietary information, evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices and the impact these practices have on borrowers.

Stockholder's Statement Supporting Item 9:

Trapping consumers in debt under predatory terms that make successful repayment virtually impossible weakens the long-term financial prospects of our company and the national economy as a whole. Credit card policies and practices designed to strengthen (rather than abuse) consumers' financial health are in the best interest of our company and its clients.

The Board recommends a vote "AGAINST" Item 9 for the following reasons:

The Board has considered this proposal and believes that its adoption is unnecessary because the Corporation does not engage in any of the "predatory" practices suggested by the proposal.

The proposal falsely implies that the Corporation engages in certain predatory practices. In fact, the Corporation is a responsible corporate citizen. It does not offer "fee harvesting" cards. It does not engage in any aggressive, questionable or unethical marketing or servicing practices, whether involving teenagers, college students or others. Contrary to what the proposal suggests, the Corporation clearly informs its customers of all terms of its credit card products.

In addition, the proponent's concerns over abusive credit card practices, high credit card delinquency rates, "subprime borrowing," "fee harvesting cards" and universal default have been or will be addressed by current banking regulations. For example, on December 18, 2008, a joint rule (the "Final Rule") was issued by the Office of Thrift Supervision, Federal Reserve Board and National Credit Union Association that relates to the marketing, originating and servicing of credit cards, banning practices that have been cited as unfair to consumers. The Final Rule, which will be applicable to the Corporation and effective July 2010:

- prohibits a bank from treating a payment on a consumer credit card as late unless the customer has been provided with a reasonable period of time to make a payment
- requires banks to allocate any amounts paid over the minimum payment, when the credit card account has balances with different annual percentage rates, either (i) first to the highest interest balance or (ii) proportionately to all balances
- requires banks to disclose the annual percentage rate (APR) that will apply to each category of transactions on the consumer credit card account at account opening and prohibits banks from increasing the interest rate, except in certain specified circumstances
- prohibits a bank from imposing finance charges on consumer credit card balances based on balances for days in billing cycles that precede the most recent billing cycle as a result of the loss of any time period provided by the bank within which the consumer may repay any portion of the credit extended without incurring a finance charge
- prohibits banks from charging a consumer credit card account with "security deposits and fees for the issuance or availability of credit that in total constitute a majority of the initial credit limit for the account" during the first year after account opening

For the foregoing reasons, the Board recommends a vote against the proposal.

ITEM 10: STOCKHOLDER PROPOSAL REGARDING ADOPTION OF PRINCIPLES FOR HEALTH CARE REFORM

The Corporation has received the following stockholder proposal from the AFL-CIO Reserve Fund, 815 Sixteenth Street, N.W., Washington, D.C. 20006. According to information provided to the Corporation by the AFL-CIO, the AFL-CIO owned 2,901 shares of our Common Stock as of the date the proposal was submitted to the Corporation.

RESOLVED: Shareholders of Bank of America Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.



HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA
28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 9, 2009

Rule 14a-8

VIA OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Emil L. Bereczky

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2010 Annual Meeting of Stockholders (the "2010 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated October 27, 2009 (the "Proposal") from Emil L. Bereczky (the "Proponent") for inclusion in the proxy materials for the 2010 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2010 Annual Meeting is scheduled to be held on or about April 28, 2010. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 17, 2010.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2010 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that "the Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services."

REASON FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2010 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. References in this letter to Rule 14a-8(i)(7) shall also include its predecessor, Rule 14a-8(c)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because the Proposal's supporting statement contains materially false and misleading statements in violation of Rule 14a-9.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under Commission and Division precedent, a stockholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for stockholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. *See Exchange Act Release No. 34-40018* (May 21, 1998). In addition, one must also consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See id.*

The Proponent submitted the same proposal (the "2009 Proposal") for inclusion in the Corporation's proxy materials for the 2009 Annual Meeting of Stockholders (the "2009 Annual Meeting"). The Division found that the 2009 Proposal was excludable under Rule 14a-8(i)(7) as it



related to the Corporation's "ordinary business operations (i.e., sale of particular services)." See *Bank of America Corporation* (January 22, 2009) ("*Bank of America 2009*").

A. The Proposal relates to the Corporation's core products and services.

***General*.** The Corporation is one of the world's largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The Corporation provides unmatched convenience in the United States, serving approximately 53 million consumer and small business relationships with 6,000 retail banking offices, more than 18,000 ATMs and award-winning online banking with more than 29 million active users. The Corporation is among the world's leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. The Corporation offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The Corporation serves clients in more than 150 countries.

In short, the Corporation's day-to-day business is the provision of financial services, including the extension of credit, financing and investment services, to its clients. Notwithstanding these facts, the Proposal attempts to provide stockholders with the power to determine to whom the Corporation can or cannot extend banking services and the manner in which to provide such services. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the provision of financial services by the Corporation to its customers and its relationships with such customers.

Decisions Surrounding the Extension of Banking Services to Customers Are Part of the Corporation's Ordinary Business. The manner by which the Corporation provides banking services requires inherently complex evaluations and is not something that stockholders, as a group, are in a position to properly and coherently oversee. Accordingly, it would not be appropriate for stockholders as a group to control these assessments. The Division has agreed that the decisions regarding the provision of particular products and services to particular types of customers involves day-to-day business operations.

In *Bank of America 2009*, the Proponent submitted the 2009 Proposal that requested that the "Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services." As noted above, the Division found that the 2009 Proposal was excludable under Rule 14a-8(i)(7) as it related to the Corporation's "ordinary business operations (i.e., sale of particular services)." *Id.* The current Proposal is identical to the



2009 Proposal (although the supporting statements have been changed in certain respects). As was the case with the 2009 Proposal, the Proponent expressly seeks to limit the banking services the Corporation may provide to individuals the Proponent believes are illegal immigrants. As clearly set forth in the Division's response in *Bank of America 2009*, a company's ordinary business operations include decisions concerning the "sale of particular services." Therefore, this Proposal falls within the Corporation's ordinary business operations to determine the customers with which it may legally enter into banking relationships.

Similarly, in *Bank of America Corporation* (February 27, 2008) ("*Bank of America 2008*"), a proposal requested an annual report detailing various aspects of the Corporation's practices and policies that the proponent believed were connected to the provision of financial and banking services to illegal immigrants, including the acceptance of matricula consular cards as a form of identification. In *Bank of America* 2008, the Division permitted the exclusion of that proposal pursuant to Rule 14a-8(i)(7), citing that the proposal related to "Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations)." Likewise, the Proposal addresses the acceptance of matricula consular cards as a form of identification, and the Proponent clearly ties the Proposal to his concerns over illegal immigration in his supporting statement. The Proponent expressly seeks to limit the particular banking services the Corporation may provide to certain individuals. As clearly set forth in the Division's response in *Bank of America 2008*, a company's ordinary business operations include decisions concerning "customer relations." Therefore, this Proposal falls within the Corporation's ordinary business operations to determine which customers it may legally enter into banking relationships.

Further, in *Bank of America Corporation* (February 21, 2007) ("*Bank of America 2007*"), a proposal called for a report about "the provision of any financial services for any corporate or individual clients that enable capital flight and results in tax avoidance." In *Bank of America 2007*, the proponent sought to prohibit the Corporation from providing financial services to clients to which the proponent objected and to clients that might use such financial services in a manner to which the proponent objected. The Division found that the proposal dealt with the "sale of particular services" and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the Corporation's ordinary business operations. In *Bank of America Corporation* (March 7, 2005), a proposal mandated that the Corporation not provide "credit or other banking services" to customers engaged in certain activities (i.e., payday lending) to which the proponent objected. The Division found that the proposal dealt with the provision of financial services, namely its "credit policies, loan underwriting and customer relations," and was, therefore, excludable under Rule 14a-8(i)(7) because it related to the Corporation's ordinary business operations.

In *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited a financial services company from participating in a number of specified business activities, including purchasing bonds, making loans and acting as a financial



consultant, was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision as to whether to make a loan or provide financial services to a particular customer is the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*"), a proposal requiring a financial services company to refrain from knowingly providing financial services, or otherwise giving aid or comfort, to anyone involved in the manufacture or sale of illegal drugs, was excludable from proxy materials as dealing with ordinary business operations. In *Citicorp* (January 19, 1989), a proposal prohibiting a financial services company from making loans to corporations that had changed their annual meeting dates was excludable because it related to ordinary business operations.

The forgoing examples are all the same—the proponent sought to involve stockholders in decisions involving the extension of credit and banking services. The Proposal is no different. The Proponent wants to involve himself in the banking decisions and policies regarding the customers to whom the Corporation, a multi-billion dollar global financial institution, may or may not provide financial products and services. Specifically, the Proponent wants to involve himself in the policies and practices regarding the "acceptance of matricula consular cards for identification when providing particular banking services."

The Provision of Particular Banking Services is Ordinary Business. The Division has also found that proposals regarding the provision or sale of particular banking services are matters of ordinary business. *See Bank of America 2009*. In addition, in *Citicorp* (January 26, 1990), the Division found that a proposal to write down, discount or liquidate loans to developing countries was excludable because it related to the forgiveness of a particular category of loans and the specific strategy and procedures for effectuating such forgiveness. In *Citicorp* (January 2, 1997), a proposal seeking to establish a compliance program directed at the Foreign Corrupt Practices Act was excludable because it dealt with the initiation of a general compliance program, an ordinary business matter. In *Salomon, Inc.* (January 25, 1990), a proposal to an investment bank that related to the specific services to be offered to customers and the types of trading activity to be undertaken by the company was excludable because it dealt with ordinary business operations. In *The Bank of New York Company, Inc.* (March 11, 1993), a proposal that related to the establishment of procedures for dealing with the bank's account holders was excludable because it dealt with ordinary business operations. As with the foregoing proposals, the Proposal addresses the Corporation's provision of particular banking services.

B. The Proposal's nexus to the Corporation's day-to-day business operations overrides any perceived social policy considerations.

The Division on many occasions has permitted the exclusion of a proposal that is integral to the ordinary business operations of a company even though it raises certain social policy issues, such as



illegal immigration. More specifically, the Division has considered proposals that concerned the issue of immigration and failed to preclude exclusion of an ordinary business proposal on the basis that immigration raised an overriding social policy issue.

For instance, the Division did not find that the social policy issue of illegal immigration overrode the ordinary business function regarding the "sale of particular services" in *Bank of America 2009*, where the Proponent submitted the same proposal to terminate the "acceptance of matricula consular cards for identification when providing banking services." Additionally, the Division did not find that the social policy issues of illegal immigration overrode the ordinary business functions of establishing "credit policies, loan underwriting and customer relations" in *Bank of America 2008*, where the proponent sought an annual statement regarding the Corporation's provision of financial and banking services to illegal aliens.

Further, in *The Western Union Company* (March 7, 2007) ("*Western Union*"), the proponent sought a "special review of the effect of Western Union's remittance practices on the communities served . . . and corporate giving practices." In that letter, Western Union argued that specific issues involving immigrants living in the U.S., such as the issue of remittances, did not raise overriding social policy issues — "the transaction fees paid by immigrants to send money home, the exchange rates that apply to those particular money transfer transactions and the charitable giving practices of large corporation are not 'sufficient significant social policy issues' that would take the [p]roposal outside the scope of Rule 14a-8(i)(7)." The proponent responded to Western Union's no-action request in a letter to the Commission that urged the Division to withhold no-action relief on the basis that immigration is an overriding social policy issue. The proponent in *Western Union* emphasized, "[r]emittances as a part of the larger immigration debate, like drug pricing, are a major issue of public policy. . . . Several prominent national institutions have made the remittance issue a central part of their work . . . . The issue of remittances and immigration is a matter of significant social policy and the [p]roposal merits inclusion on this basis as outlined in the SEC's 1998 Exchange Release 34-40018." Notwithstanding the express arguments of the proponent concerning the direct connection between the proposal and the issue of immigration, the Division found the proposal excludable because it related "to Western Union's ordinary business operations."

In another letter concerning immigration, *Pacific Telesis Group* (January 22, 1997), the Division permitted the exclusion of the proposal despite the fact that it concerned immigration. In that letter, the proponent sought information regarding the company's charitable contributions to the Mexican American Legal Defense and Education Fund ("MALDEF") as well as similar organizations involved in the issue of immigration. The proponent's supporting statement highlighted the proposal's direct connection to the issue of immigration — "[a] look at MALDEF'S own annual reports clearly shows an extremist ethnic organization pushing forth a broad radical political agenda. This includes: open borders, multilingual ballots, forced bilingual education, preferential academic admissions, Motor-Vehicle registration without verification of citizenship, opposition to



enforcement of existing immigration laws, funding of the Southwest Votor [sic] Registration Project without citizenship requirements. Their agenda is . . . to weaken and change existing laws to allow increased legal and illegal immigration."

In other areas that may be deemed to raise social policy issues, the Division has permitted the exclusion of proposals. For instance, *Wachovia Corporation* (January 25, 2005), *Minnesota Mining and Manufacturing Company* (February 19, 1998), *Colgate-Palmolive Company* (February 10, 1997) and *American Express Company* (February 28, 1992) dealt with proposals that pertained to abortion. Further, in *Centura Banks* (*see above*), the Division permitted the exclusion of a proposal that involved the sale of illegal drugs, and in *T. Rowe Price* (December 27, 2002), the Division allowed the exclusion of a proposal that involved America's war on terrorism. Even in circumstances when a company's business closely related to a social issue, the Division has permitted the exclusion of a proposal if the proposal was intertwined with the company's ordinary business operations. For example, in *Eli Lilly & Co.* (February 8, 1990), a proposal relating to the manufacture and distribution of an abortion-related drug, the Division found the proposal excludable under Rule 14a-8(i)(7) "since it appears to deal with a matter relating to the conduct of the [c]ompany's ordinary business operations (i.e., decisions involving choice of products to develop, manufacture and distribute)." Also, in *Hospital Corp. of America* (February 12, 1986) a proposal to prohibit "abortions at [c]ompany owned or managed facilities, except in limited circumstances" was found excludable under Rule 14a-8(i)(7) because it related to the company's ordinary business. The Division has previously found that proposals involving immigration as well as other significant policy issues, such as abortion and the war on terrorism, to be excludable when the ordinary business considerations are so intertwined with the social policy issue so as to outweigh the importance of the social policy issue. Accordingly, the Division should also permit the exclusion of the Proposal.

C. The Proponent seeks to micro-manage the affairs of the Corporation through the Proposal.

Exchange Act Release No. 34-40018 (May 21, 1998) states that one must consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The federal laws, rules and regulations that govern the Corporation's banking and other operations are extremely detailed and complex. The Corporation is uniquely qualified to ensure compliance with such laws, rules and regulations. This point is evidenced by the fact that the Proposal erroneously presents and interprets the governing law and wrongfully accuses the Corporation of encouraging illegal activities. By seeking to control the individuals to whom and the manner in which the Corporation may offer banking services, the Proponent seeks to micro-manage the affairs of the Corporation. The Proponent is not in the best position to properly assess the current laws, rules and regulations surrounding the individuals whom the Corporation may serve or



the best business practices concerning customer relationships. These are complex matters that are proper functions of the Corporation's management.

D. Conclusion.

The provision of financial services to customers form the core of the Corporation's ordinary business operations. The Proposal seeks to limit those individuals with whom the Corporation may establish a customer relationship, which is an issue relating to the Corporation's extension of credit policy and is part of the Corporation's ordinary business operations. The Board of Directors and management are in the best position to determine what policies and practices are legal as well as prudent to service the Corporation's clients. The Proposal seeks to take this authority from management. Consistent with the foregoing discussion and prior statements by the Commission, the Corporation believes that the Proposal is excludable pursuant to Rule 14a-8(i)(7).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because the supporting statement is false and misleading, in violation of Rule 14a-9.

If the Division is unable to concur with the Corporation that the Proposal is excludable pursuant to Rule 14a-8(i)(7) as described above, the Corporation believes that the Proposal and its supporting statement may be omitted pursuant to Rule 14a-8(i)(3). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. *See e.g., Sysco Corp.* (August 12, 2003) and *Siebel Systems, Inc.* (April 15, 2003). The Division has further stated that companies may rely on Rule 14a-8(i)(3) to exclude a statement where it "directly or indirectly impugn[s] character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation" or where "the company demonstrates objectively that a factual statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004).

The Proponent states "under Federal law it is a felony, a serious crime, to aid or encourage illegal aliens to reside in our Country, in reckless disregard of the fact that these individuals have likely entered unlawfully. By providing financial services to illegal residents, the Bank *encourages illegal immigration* and residency." (emphasis added) In addition, the Proponent states that, until recently, the Corporation "has *falsely claimed* that they do not knowingly market services to illegal aliens." (emphasis added) These statements are false and misleading as they indicate that the Corporation is knowingly and actively violating the law, which is not true.



The Corporation follows all federal laws relating to identification requirements for new customers and does not market its banking services to undocumented individuals. Further, the Proponent wrongly draws the conclusion that all individuals using matricula consular cards are illegal aliens. Matricula consular cards are legitimate forms of identification issued by the governments of Mexico and other Latin American nations. The use of such card by an individual is not conclusive evidence that such person is an illegal alien. While the use of matricula consular cards as a form of identification may allow for the possibility that illegal immigrants may use such cards to participate in the United States' financial system, these cards are also a key tool in the nation's efforts to ensure the financial system is not used for illegal purposes.

Also, to receive banking and/or financial services using a matricula consular card, the Corporation may require additional information, depending on the service and method of enrollment, such as a social security number or ITIN[1] and the individual's current street address (and any prior addresses if the individual has lived at such address for less than five years).

Finally, the Proponent bases his argument that the acceptance of matricula consular cards is illegal on statements made by Steve McCraw, Assistant Director of The Office of Intelligence, Before the House Judiciary Subcommittee on Immigration, Border Security, and Claims on Consular ID Cards on June 26, 2003. While Mr. McCraw highlights his concerns regarding matricula consular cards, his opinion does not make acceptance of the cards, which are an acceptable form of identification under federal law, illegal.

In addition, the Proponent cites a statement allegedly made by one of the Corporation's regional executives in Los Angeles, California to the Los Angeles Times. The article is attached as **Exhibit B**. The Proponent quotes the executive as stating the following: "These are customers now (referencing primarily illegal alien residents) and most importantly for the future." The underlined language was added by the Proponent to give false context to the quote. In reality, the news article was about a multi-bank initiative to assist 10,000 unbanked low-income residents of Los Angeles, California by promoting financial literacy and savings and providing low or no-fee banking accounts. The actual quote stated that low-income residents "are customers for now and, most importantly, for the future." The executive was not referring to illegal aliens. The Proponent's gross mischaracterization of the statement should also result in the exclusion of the Proposal under Rule 14a-8(i)(3).

Further, the Proponent erroneously argues in the supporting statement that the identification of an individual or his/her immigration status creates additional credit risk. This is simply untrue. The

[1] The ITIN is a tax processing number that is issued by the Internal Revenue Service to non-permanent resident and non-resident aliens who do not have and are not eligible to obtain a social security number.



Corporation's credit decisions are based upon a borrower's credit profile that measures the borrower's ability to repay the loan. All borrowers have the potential to "lose their jobs at any time," not just illegal aliens as suggested by the Proponent. Contrary to the Proponent's implication, the recent credit issues faced by the banking industry in the United States were entirely unrelated to the immigration status of any particular borrower. The statement's reasoning is false and misleading.

By partially describing immigration and referencing congressional testimony highlighting potential problems with matricula consular cards, the Proponent presents false and misleading information that the Corporation is violating federal law and making false claims. In addition, the Proponent wrongfully charges the Corporation with illegal conduct, misquotes Corporation executives and presents false arguments regarding credit risk and immigration status. As the Corporation follows federal and state guidelines in determining the individuals with whom it may conduct business and does not market its banking services to illegal aliens, the assertions made by the Proponent are inaccurate on their face. Based on the discussion above, the Corporation has clearly and objectively demonstrated that the statements set forth in the Proposal and its supporting statement violate Rules 14a-8(i)(3) and 14a-9. The Corporation therefore believes that the Proponent's supporting statement is properly excludable pursuant to Rules 14a-8(i)(3) and 14a-9.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2010 Annual Meeting. Based on the Corporation's timetable for the 2010 Annual Meeting, a response from the Division by February 3, 2010 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 980-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,



Andrew A. Gerber

cc: Teresa M. Brenner
Emil L. Bereczky

Exhibit A

Emil L. Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Tel./FAX: *** FISMA & OMB Memorandum M-07-16 ***

October 27, 2009

Shareholder Proposal for
Proxy Statement, for 2010
Annual Meeting

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street, N.C. 1-002-29-01
Charlotte, N.C. 28255

Gentlemen,

Enclosed please find my proposal titled: "No Banking Services for Illegal Aliens." Please, include with this title in the proxy statement for the 2010 Annual Meeting of the Bank of America.

I will attend the April 2010, Stockholders' meeting to orally present this proposal. My wife, Clare, will also be in attendance.

Attached please find a letter from my broker, UBS Financial Services, attesting to the value of my Bank of America stock holdings, as of October 12, 2009.

I intend to maintain ownership of these shares until after the 2010 shareholders' meeting. Further, I will confirm my ownership as of the "record date" as is required. Please, advise this date.

Please, confirm your receipt and acceptance of my proposal for inclusion in the 2009 Proxy.

Should you require additional information, please advise.

Sincerely,



Emil L. Bereczky
Shareholder, Bank of America

Encl.: 2. UBS Financial Services; letter dated Oct. 13, 2009
1. Shareholder Proposal: "No Banking Services for Illegal Aliens."



UBS Financial Services Inc.
20 Pacifica, Suite 1500
Irvine, CA 92618
Tel. 949-453-5100
Fax 949-453-5200
Toll Free 800-842-6579

www.ubs.com

October 13, 2009

Mr. Emil Bereczky

*** FISMA & OMB Memorandum M-07-16 ***

Dear Emil,

Below is the information you requested on Bank of America Corp.:

- Current Holdings: 2,255 shares
- Value of shares (as of 10/12/09): $40,657.65
- Length of Ownership: 10/08/03 – 12/27/05

Please let me know if I can be of any further assistance.

Sincerely,

Christopher R. Price
Senior Vice President–Investments
Advisory & Brokerage Services
RPG Wealth Management

Tel. 949-453-5185
Toll Free 888-765-4609
Email: Chris.Price@UBS.com

October 28, 2009 [illegible]

Bank of America

No Banking Services for Illegal Aliens:

Proposal for the 2010 Annual Meeting of Shareholders:

Resolved:

The stockholders request that the Board of Directors take appropriate action to terminate the Bank's acceptance of matricula consular cards for identification when providing banking services.

Stockholder's Statement Supporting the Proposal:

Matricula consular cards are issued by foreign countries - usually on U.S. soil - for identification for their nationals. Although Mexico issues the predominate numbers of matricula consular cards, other countries are also issuing similar cards.

Matricula consular cards are not reliable form of identification. This concern has been highlighted by a testimony of Steve Mc Craw, Assistant Director of the Office of Intelligence, FBI, testifying before the House Judiciary Committee. He stated that matricula consular cards are primarily used by illegal aliens. Moreover, he stated that these cards are not a reliable form of identification because there are no means of verifying the true identity of the holder.

Discussions with bank executives - Bank of America and others - as well as with other sources - support Mr. Mc Craw's testimony.

Importantly, presentation of matricula cards for identification openly admit that the bearer is most likely an illegal alien. Since the Bank has evidence widely available that matricula consular cards are unreliable and that the holders are likely illegal aliens, the Bank cannot have reasonable belief of the true identity of these persons. They could even be criminals, drug dealers, or future terrorists.

Receiving banking services is essential to living in this Country. It should be noted that under Federal law it is a felony, a serious crime, to aid or encourage illegal aliens to reside in our Country, in reckless disregard of the fact that these individuals have likely entered unlawfully. By providing financial services to illegal residents, the Bank encourages illegal immigration and residency.

Until recently, Bank of America has falsely claimed that they do not knowingly market services to illegal aliens. A recent Los Angeles Times newspaper article vaporizes any pretense for this illusion as it quotes the Bank's Southern California Regional Executive: "These are customers now (referencing primarily illegal alien residents) and most importantly for the future."

Mr. Lewis, C.E.O., of the Bank was quoted recently: "I am disappointed in how we managed Credit risk." Continuing... "Repercussions of the recession and overly risky lending would persist." How true! These already have been manifested by gigantic losses, need for emergency bailouts, lower stock price, and almost complete elimination of the dividend.

Risky practices continue, such as providing services to illegal aliens, whose identity is not only questionable but who cannot be legally employed. These aliens could lose their jobs at any time due to Immigration Control Enforcement and be quickly deported, leaving the Bank with uncollectible debts.

Please, vote yes on this proposal because the Bank's actions are risky and plainly wrong; even unpatriotic.



Emil L. Bereczky
Stockholder, Bank of America

ELB/cb